BOOMERANG CAPITAL LLC

Financial Statements
For the Year Ending December 31, 2022

	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: Oct. 31, 2023
	Estimated average burden
	hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
65273

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
_____MM/DD/YY_____ _____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Boomerang Capital LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4 Covewood Ave
_____
(No. and Street)

Rowayton	CT	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donough McDonough	203-434-1654	dmcd@boomcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, PC

(Name – if individual, state last, first, and middle name)

80 Washington Street, Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donough McDonough_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Boomerang Capital LLC_____, as of 12/31_____, 2022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public

Signature:

Title: CEO/FINOP

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BOOMERANG CAPITAL LLC

TABLE OF CONTENTS

	Page(s)
Independent Registered Public Accounting Firm's Report	3
Statement of Financial Condition	4
Notes to Financial Statements	5 - 8



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Boomerang Capital LLC
Darien, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Boomerang Capital LLC, as of December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Boomerang Capital LLC, as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Boomerang Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

LMHS, P.C.

LMHS, P.C.

We have served as the Boomerang Capital LLC's auditor since 2022.
Norwell, Massachusetts

February 28, 2023

BOOMERANG CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$	41,724
Fee income receivables		757,146
Prepaid assets		5,415
	$	**804,285**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	22,676

COMMITMENTS AND CONTINGENCIES

MEMBER'S EQUITY:

Member's interests	768,029
Retained earnings	13,580
Total member's equity	781,609

	$	**804,285**

The accompanying notes are integral part of these financial statements.

NOTE I - ORGANIZATION AND BUSINESS & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Boomerang Capital LLC, (the "Company") was incorporated as a limited liability company in the state of Delaware on September 10, 2001. The Company's primary activity is marketing hedge funds and private equity funds (the "Funds"} as a placement agent for accredited investors and institutions for third party fund managers ("Fund Managers"). The Company commenced operations in September of 2001 and registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. as a broker-dealer on September 10, 2001, and is also registered as an investment advisor in the state of Connecticut.

The Company, under rule 15c3-3(k)(2)(i), is exempt from the customer reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer transactions.

Revenue Recognition

Revenue is accounted for in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC Topic 606 requires that the Company recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Revenue from contracts with customers includes commission income and consulting fees for introducing investors to Funds and Fund Managers of hedge funds and private equity funds. The Company enters private placement contracts with various Funds and Fund Managers. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Commissions from private equity funds are recognized when the Company is notified of the closing on the Fund and the amount of the private placement is known. Consulting fee income is based on quarterly management fees and annual performance fees earned by the various Fund Managers and; therefore, is recognized when those amounts are known to the Company.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the consumption of the performance obligations by the customer; and whether constraints on variable consideration should be applied to certain future events.

ASC Topic 606 requires the Company to follow a five-step model to: (1) identify the contract or contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the Company satisfies a performance obligation. In determining the transaction price, the Company may include variable consideration to the extent that it is probable a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

NOTE 1 - ORGANIZATION AND BUSINESS & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other Income

Other income was the result of the recovery of legal fees incurred in a contract dispute regarding fees due the Company from a Fund and its Fund Manager. The dispute was subject to arbitration and, as a result, the Company recovered legal fees expensed in the current and prior year of $243,641. For the year ended December 31, 2022, legal fees reimbursed that relate to this dispute amounted to $172,190. This resulted in the recovery of prior year legal fees of $71,451, which is recorded as other income in the Statement of Income for the year ended December 31, 2022.

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements. All income and expenses are reported by the Company's members on their respective tax returns. The 2019 through 2022 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Concentrations of Credit Risk

The Company's cash is held by financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, such amounts may exceed the FDIC's insured limits.

Fee Income Receivables

Fee income receivables consist of amounts due from Funds and Fund Managers for commissions and consulting fees. Receivables are periodically assessed for impairment and, as of December 31, 2022, an allowance for doubtful accounts was not considered necessary.

Prepaid Assets & Accounts Payable and Accrued Expenses

Prepaid assets consist primarily of prepaid expenses for licenses and rent. Accounts payable and accrued expenses for amounts due to trade creditors and others.

Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation of furniture, equipment and software on a straight-line basis using estimated useful lives of three to seven years. All assets have been fully depreciated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND BUSINESS & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements

Leases are now accounted for in accordance with ASU No. 2016-02, Leases ("Topic 842"), which requires the recognition of lease assets and lease liabilities on the balance sheet of leasees and the disclosure of key information about leasing arrangements. Previously, a Company's obligations with respect to its operating leases were disclosed in a footnote to the financial statements and not included on the balance sheet. As Topic 842 only applies to leases in excess of one year, this accounting pronouncement does not have a material effect on its financial statements.

Credit losses are now accounted for in accordance with ASU No. 2016-13, Financial Instruments-Credit Losses ("ASC Topic 326"). ASC Topic 326 requires a financial asset (or group of financial assets) measured at amortized cost to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from amortized cost of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Previously, when credit losses were measured, an entity generally only considered past events and current conditions in measuring the incurred loss. The Company has not experienced significant credit losses and, as such, the application of ASC Topic 326 does not have a material effect on its financial statements.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum amount of net capital defined by the Rule. At December 31, 2022, the Company had net capital and net capital requirements of $19,048 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.19 to 1. According to the Rule, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTIES

The Company underwent a change of ownership in 2017 resulting in DMCD Inc., the holding company held by Donough McDonough, owning 100% of the Company.

The Company does not lease office space from a commercial building on a long-term basis. Current rent expense is paid pursuant to Expense Sharing Agreement with Donough McDonough and the Company's sole member.

NOTE 4 - CONTINGENCIES AND UNCERTAINTIES

The Company has entered into private placement agreements with several Fund Managers. Currently, the Company receives a portion of the management fees and performance fees from the Funds and Fund Managers, or a percentage of the capital raised and, in some cases, provides consulting for the Funds and Fund Managers.

NOTES TO FINANCIAL STATEMENTS

(Continued)

NOTE 4 - CONTINGENCIES AND UNCERTAINTIES (CONTINUED)

There exists an investment risk that revenues may be significantly influenced by market conditions, such as volatility, resulting in investor-placed funds losing value. If the markets should move against positions held by a fund, and if the fund is not able to offset such losses, the fund could lose all of its assets and the introduced investors in the fund could realize a loss. The Company would, therefore, lose management and performance fees associated with the introduced capital of the investor to the Fund, but this risk does not apply to instances where the Company received a commission for private equity funds.

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

During the year ended December 31, 2021, the Company made a claim in regard to the amount of fee income to which it was entitled pursuant to a placement agreement with an individual client. During the year ended December 31, 2022, the Company completed arbitration on the matter, and recovered legal fees of $243,641 and fee income of $329,488.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 28, 2023, which is the date the financial statements were available to be issued.